Exhibit 99.1

Bitdeer Announces June 2023 Operations Updates

SINGAPORE, July 08, 2023 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for the cryptocurrency mining community, today announced its unaudited mining and operations updates for June 2023.

Linghui Kong, Chief Executive Officer of Bitdeer, commented, “During June, we pushed ahead with our efforts to augment and develop our business. Our 100MW Gedu mining datacenter in Bhutan is almost complete and is expected to be delivered in July. We also made significant progress towards expanding our infrastructure by initiating construction of a 175MW immersion cooling datacenter at our Tydal mining facility in Norway, which is expected to be completed in 2025. Meanwhile, our aggregate electricity capacity remained steady at 795MW and we increased our total managing hash rate to 18.8 EH/s.”

“We also unveiled a share repurchase program of up to US$1,000,000, which reflects our commitment to creating additional shareholder value. At the same time, we continued to invest in the future with the strategic procurement of intellectual properties including the patents, domain names, and trademarks of Minerbase, a container product for providing infrastructure solutions and software technology services. Looking ahead, I remain confident that our strong foundations and ongoing initiatives will drive sustainable long-term business growth,” Mr. Kong added.

The Company primarily operates three distinct business lines:
•	Self-mining refers to cryptocurrency mining for the Company’s own account, which allows it to directly capture the high appreciation potential of cryptocurrency.
•	Hash Rate Sharing currently primarily includes Cloud Hash Rate, in which the Company offers hash rate subscription plans and shares mining income with customers under certain arrangements.
•	Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.

Operations Update

Metrics	June 2022	May 2023	June 2023
Total managing hash rate[1] (EH/s)	10.5	18.0	18.8
- Proprietary hash rate[2]	4.2	5.4	6.2
• Self-mining	2.1	4.0	4.6
• Cloud Hash Rate	2.1	1.4	1.6
- Hosting	6.3	12.6	12.6
Amount of managing mining machines	119,000	191,000	199,000
- Self-owned[3]	54,000	62,000	70,000
- Hosting	65,000	129,000	129,000
Aggregate electricity capacity[4] (MW)	522	795	795
Bitcoin mined (self-mining only) [5]	176	283	239

1 Total managing hash rate as of June 30, 2023 across the Company’s primary business lines: Self-mining, Cloud Hash Rate and Hosting.

2 Proprietary hash rate as of June 30, 2023 increased by approximately 0.8 EH/s from 5.4 EH/s as of May 31, 2023, primarily attributable to the arrival of approximately 8,000 newly-purchased mining machines at the Company’s Gedu mining datacenter in Bhutan (the “Gedu Datacenter”) at the end of June 2023.

3 Self-owned mining machines are for the Company’s self-mining business and Cloud Hash Rate business, including approximately 8,000 newly-purchased mining machines at the Gedu Datacenter as of June 30, 2023.

4 Aggregate electricity capacity was across five mining datacenters as of June 30, 2023.

5 Bitcoin mined in June 2023 increased by 35.8% compared to June 2022.

Infrastructure Update

•
Approximately 10,000 mining machines arrived at the Gedu Datacenter at the end of June 2023, including around 8,000 newly-purchased mining machines. There are approximately 22,000 mining machines currently in transit to the Gedu Datacenter. The Gedu Datacenter is expected to commence operations in July 2023, upon which it is expected to contribute an additional 100MW to the Company’s aggregate electricity capacity, and is expected to support the operation of more than 30,000 mining machines that are expected to supply an additional 3.3 EH/s to the Company’s proprietary hash rate.

•	The Company began construction of a 175MW immersion cooling datacenter in Tydal, Norway (the “Tydal Datacenter”). The expansion of the Tydal Datacenter is expected to be completed in 2025.

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for the cryptocurrency mining community headquartered in Singapore. Bitdeer has committed to providing comprehensive digital asset mining solutions for its customers. Bitdeer handles complex processes involved in mining such as miner procurement, transport logistics, mining datacenter design and construction, mining machine management and daily operations. Bitdeer has mining datacenters deployed in the United States and Norway. To learn more, visit https://ir.bitdeer.com/.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

Contacts

Investor Relations

Robin Yang, Partner
ICR, LLC
Email: Bitdeer.ir@icrinc.com
Phone: +1 (212) 537-5825

Public Relations

Brad Burgess, SVP
ICR, LLC
Email: Bitdeer.pr@icrinc.com
Phone: +1 (212) 537-4056